SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and Business address of person filing statement.

   Kevin A. Kirby
   750 West Center Street, P.O. Box 543
   West Bridgewater, Massachusetts

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
   paragraph (b) of Rule U-71.      None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.


   EUA Service Corporation              Eastern Edison Company
   Blackstone Valley Electric Company   EUA Energy Services, Inc.
   Newport Electric Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Director and Vice President of EUA Service Corporation and EUA Energy
      Services, Inc.
   Vice President of Blackstone Valley Electric Company, Newport Electric
      Corporation and Eastern Edison Company.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
   (Use column (a) as supplementary statement only).

____________________________________________________________________________
                    !Salary or other compensations  ! Person or company from
                    !_______________________________! whom received or to be
 Name of recipient  !   Received     !to be received!         received
                    !       (a)      !     (b)      !
__   _____________  !_   ____________!______________!__   __________________
                    !                !              !
___Kevin_A._Kirby   !_$155,367.96____!_$329,628.66__!EUA_Service_Corporation

     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
   Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine expenses charged to client: $     None
   (b) Itemized list of all other expenses:



Date  January 24, 1997              (Signed) /s/ Kevin A. Kirby


U12KAK